KELSO TECHNOLOGIES INC.

Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Kelso Technologies Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Kelso Technologies Inc. as of December 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2018, 2017 and 2016, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its  cash flows for the years ended December 31, 2018, 2017 and 2016, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Company has changed its accounting policies for revenue and financial instruments as of January 1, 2018 due to the adoption of IFRS 15 Revenue from Contracts with Customers, and IFRS 9 Financial Instruments.

Material Uncertainty Related to Going Concern

Without modifying our opinion, we draw attention to Note 1 of the consolidated financial statements,  which indicates that the Company has an accumulated deficit of $19,093,619 as at December 31, 2018. As stated in Note 1 to the consolidated financial statements, this condition, along with other matters as  set forth in Note 1, indicate that a material uncertainty exists that casts substantial doubt on the Company's ability to continue as a going concern.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants

We have served as the Company's auditor since 2006.

Vancouver, Canada

March 19, 2019

Kelso Technologies Inc.
Consolidated Statements of Financial Position
December 31,
(Expressed in US Dollars)

	2018	2017
Assets
Current
Cash	$1,246,244	$411,223
Accounts receivable	1,224,235	653,445
Prepaid expenses	110,258	183,966
Inventory (Notes 6 and 7)	3,668,401	3,980,243
	6,249,138	5,228,877
Property, plant and equipment (Note 7)	3,087,893	2,991,546
Intangible assets (Note 8)	607,959	944,776
	$9,944,990	$9,165,199
Liabilities
Current
Accounts payable and accrued liabilities (Note 10)	$1,312,517	$878,699
Income taxes payable (Note 11)	466,739	721,267
	1,779,256	1,599,966
Shareholders' Equity
Capital stock (Note 9)	23,366,542	23,231,252
Obligation to issue shares (Notes 8 and 9)	-	131,527
Reserves (Note 9 (b))	3,892,811	3,490,526
Deficit	(19,093,619)	(19,288,072)
	8,165,734	7,565,233
	$9,944,990	$9,165,199

Approved on behalf of the Board:
"Peter Hughes" (signed)
Peter Hughes, Director
"Phil Dyer" (signed")
Phil Dyer, Director

See notes to consolidated financial statements

Kelso Technologies Inc.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

	Capital Stock
	Number
	of common shares	Amount	Obligation to issue shares	Reserves	Deficit	Total

Balance, December 31, 2015	46,071,752	$22,515,140	$-	$2,898,148	$(11,806,569)	$13,606,719
Exercise of options	340,000	314,680	-	(162,554)	-	152,126
Shares to be issued	-	-	192,946	-	-	192,946
Share-based expense	-	-	-	285,745	-	285,745
Net loss for the year	-	-	-	-	(2,465,592)	(2,465,592)
Balance, December 31, 2016	46,411,752	$22,829,820	$192,946	$3,021,339	$(14,272,161)	$11,771,944
Shares issued	500,000	401,432	(192,946)	-	-	208,486
Share-based expense	-	-	-	469,187	-	469,187
Shares to be issued	-	-	131,527	-	-	131,527
Net loss for the year	-	-	-	-	(5,015,911)	(5,015,911)
Balance, December 31, 2017	46,911,752	$23,231,252	$131,527	$3,490,526	$(19,288,072)	$7,565,233
Exercise of options	8,334	3,763	-	(1,263)	-	2,500
Shares issued	250,000	131,527	(131,527)	-	-	-
Share-based expense	-	-	-	403,548	-	403,548
Net income for the year	-	-	-	-	194,453	194,453
Balance, December 31 2018	47,170,086	$23,366,542	$-	$3,892,811	$(19,093,619)	$8,165,734

See notes to consolidated financial statements

Kelso Technologies Inc.
Consolidated Statements of Operations and Comprehensive Income (Loss)

For the years ended December 31
(Expressed in US Dollars)

	2018	2017	2016
Revenues (Note 14)	$12,716,596	$6,062,778	$8,077,143
Cost of Goods Sold (Notes 6 and 7)	7,429,380	5,044,093	6,098,902
Gross Profit	5,287,216	1,018,685	1,978,241
Expenses
Office and administration	1,667,646	1,701,723	2,076,460
Management compensation (Note 10)	610,570	544,014	717,369
Research	1,352,817	1,572,714	704,868
Marketing	266,152	554,458	587,553
Travel	159,800	430,304	526,451
Accounting and legal	194,282	370,495	357,876
Share-based expense (Notes 9 (b)) and 10)	403,548	469,187	285,745
Consulting	196,823	251,055	246,501
Investor relations	84,000	84,000	84,000
Foreign exchange (gain) loss	4,257	(115,643)	(128,073)
Amortization (Notes 7 and 8)	30,242	17,088	3,024
Bad debts (recovery)	(14,689)	82,042	-
	4,955,448	5,961,437	5,461,774
Income (Loss) Before the Following:	331,768	(4,942,752)	(3,483,533)
Interest income	-	3,875	28,755
Write-off of inventory (Note 6)	(26,031)	(197,729)	-
Write-off of property, plant and equipment (Note 7)	(34,438)	(29,601)	-
Write-off of intangible assets (Note 8)	(328,010)	-	-
Loss Before Taxes	(56,711)	(5,166,207)	(3,454,778)
Income Tax Expense (Recovery) (Note 11)
Current	(251,164)	22,137	(1,248,551)
Deferred	-	(172,433)	259,365
	(251,164)	(150,296)	(989,186)
Net Income (Loss) and Comprehensive Income (Loss) for the Year	$194,453	$(5,015,911)	$(2,465,592)
Basic Income (Loss) Per Share (Note 13)	$0.00	$(0.11)	$(0.05)
Diluted Income (Loss) Per Share (Note 13)	$0.00	$(0.11)	$(0.05)
Weighted Average Number of Common Shares Outstanding
Basic (Note 13)	47,117,369	46,848,053	46,215,861
Diluted (Note 13)	47,451,644	46,848,053	46,215,861

See notes to consolidated financial statements

Kelso Technologies Inc.
Consolidated Statements of Cash Flows
For the years ended December 31
(Expressed in US Dollars)

	2018	2017	2016
Operating Activities
Net income (loss)	$194,453	$(5,015,911)	$(2,465,592)
Items not involving cash
Deferred income tax (recovery)	-	(172,433)	259,365
Amortization (Notes 7 and 8)	277,580	203,980	241,363
Write-off of inventory (Note 6)	26,031	668,383	-
Write-off of property, plant and equipment (Note 7)	34,438	29,601	-
Write-off of intangible assets (Note 8)	328,010	-	-
Share-based expense	403,548	469,187	285,745
Bad debts (recovery)	(14,689)	82,042	-
Unrealized foreign exchange loss (gain)	4,257	(115,643)	(188,789)
	1,253,628	(3,850,794)	(1,867,908)
Changes in non-cash working capital
Accounts receivable	(556,101)	(97,642)	1,068,643
Income tax receivable	-	753,223	-
Prepaid expenses	73,708	527,897	395,748
Inventory	291,713	567,764	775,790
Accounts payable and accrued liabilities	399,416	582,099	(275,098)
Income tax payable	(254,528)	(112,900)	(1,240,165)
	(45,792)	2,220,441	724,918
Cash Provided by (Used in) Operating Activities	1,207,836	(1,630,353)	(1,142,990)
Investing Activities
Intangible assets	-	(353,010)	(25,000)
Proceeds from disposition of property, plant and equipment	700	-	-
Acquisition of property, plant and equipment	(371,758)	(33,336)	(35,938)
Cash Used in Investing Activities	(371,058)	(386,346)	(60,938)
Financing Activities
Issue of common shares, net of share issue costs	2,500	-	152,126
Cash Provided by Financing Activities	2,500	-	152,126
Foreign Exchange Effect on Cash	(4,257)	115,643	188,789
Inflow (Outflow) of Cash	835,021	(1,901,056)	(863,013)
Cash, Beginning of Year	411,223	2,312,279	3,175,292
Cash, End of Year	$1,246,244	$411,223	$2,312,279

Supplemental Cash Flow Information (Note 12)
See notes to consolidated financial statements

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

1.NATURE OF OPERATIONS AND GOING CONCERN

Kelso Technologies Inc. (the "Company") was incorporated under the laws of British Columbia on March 16, 1987. The Company designs, engineers, markets, produces and distributes various proprietary products for the rail sector designed to reduce the risk of environmental harm due to non-accidental events in the transportation of hazardous commodities via railroad tank cars. In addition, the Company is an engineering development company specializing in active suspension control systems for no road vehicles. The Company trades on the Toronto Stock Exchange ("TSX") under the symbol "KLS", and the NYSE ("NYSE") under the trading symbol "KIQ". The Company listed on the TSX on May 22, 2014 and on  the NYSE  on October 14, 2014. The Company's head office is located at 13966 18B Avenue, South Surrey, British Columbia, V4A 8J1.

The Company's consolidated financial statements have been prepared on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

Several conditions may cast substantial doubt on the validity of this assumption. The Company has an accumulated deficit of $19,093,619 at December 31, 2018 (2017 - $19,288,072) and has limited resources. The Company has significant cash requirements to meet its production costs, administrative overhead and research and development of its new products. Its continuing operations are therefore dependent upon its ability to either secure additional equity capital, as required, or generate positive cash inflows from operations in the future. Management is assessing its future capital needs and may consider access to new equity capital to ensure that the Company has adequate financial resources.

These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the recognition of liabilities that might be necessary should the Company be unable to secure additional equity capital or generate cash flow from operations in the future. Such adjustments could be material.

2.BASIS OF PREPARATION

(a)Statement of compliance

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

These consolidated financial statements have been prepared under the historical cost basis, except for financial instruments, which are stated at their fair values. These consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

2.BASIS OF PREPARATION (Continued)

(b)Basis of presentation and consolidation

The consolidated financial statements include the accounts of the Company and its integrated wholly owned subsidiaries, Kelso Technologies (USA) Inc., Kel-Flo Industries Inc. (formerly Kelso Innovative Solutions Inc.) and KIQ Industries Inc., which are all Nevada, USA, corporations and KIQ X Industries Inc., a British Columbia company. Intercompany transactions and balances have been eliminated on consolidation. A subsidiary is consolidated from the date upon which control is acquired by the Company and all material intercompany transactions and balances have been eliminated on consolidation.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

(c)Functional and presentation currency

The functional and presentation currency of the Company and its subsidiaries is the US dollar ("USD").

(d)Significant management judgments and estimation uncertainty

The preparation of consolidated financial statements in conformity with IFRS requires the Company's management to undertake a number of judgments, estimates and assumptions that affect amounts reported in the consolidated financial statements and notes thereto. Actual amounts may ultimately differ from these estimates and assumptions. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

Significant management judgments

The following are significant management judgments in applying the accounting policies of the Company that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses:

(i)Income taxes

The extent to which deferred tax assets can be recognized is based on an assessment of the probability of the Company generating future taxable income against which the deferred tax assets can be utilized. In addition, significant judgment is required in classifying transactions and assessing probable outcomes of tax positions taken, and in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

2.BASIS OF PREPARATION (Continued)

(d) Significant management judgments and estimation uncertainty (Continued)

Significant management judgments (Continued)

(ii)Functional currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined its functional currency and that of its subsidiaries is the USD. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

(iii)Assessment of a transaction as an asset acquisition or business combination

Management applied judgments relating to the acquisition of intellectual property to assess if the acquisition was a business combination or an asset acquisition. Management applied a three-element process to determine whether a business or an asset was purchased, considering inputs, processes and outputs of each acquisition in order to reach a conclusion.

(iv)Research and development expenditures

The application of the Company's accounting policy for research and development expenditures requires judgment in determining whether an activity is determined to be research or development, and if deemed to be development, whether it is probable that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available. If new information becomes available indicating that it is unlikely that future economic benefits will flow to the Company, the amount capitalized is written off to profit or loss in the period the new information becomes available.

(v)Going concern assumption

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period.

Estimation uncertainty

Information about estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below. Actual results may be substantially different.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

2.BASIS OF PREPARATION (Continued)

(d)Significant management judgment and estimation uncertainty (Continued)

Estimation uncertainty (Continued)

(i)Impairment of long-lived assets

Long-lived assets consist of intangible assets and property, plant and equipment.

At the end of each reporting period, the Company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that the carrying amount is not recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When an individual asset does not generate independent cash flows, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs of disposal and value in use. Fair value is determined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

(ii)Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain intangible assets and equipment.

(iii)Inventories

The Company estimates the net realizable value of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices. A change to these assumptions could impact the Company's inventory valuation and impact gross margins.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

2.BASIS OF PREPARATION (Continued)

(d)Significant management judgment and estimation uncertainty (Continued)

Estimation uncertainty (Continued)

(iv)Share-based expense

The Company grants share-based awards to certain officers, employees, directors and other eligible persons. For equity settled awards, the fair value is charged to the consolidated statements of operations and comprehensive income (loss) and credited to the reserves, over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The fair value of the equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions, including the expected volatility and expected life of the options. Changes in these assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

(v)Allowance for credit losses

The Company provides for doubtful debts by analyzing the historical default experience and current information available about a customer's credit worthiness on an account by account basis. Uncertainty relates to the actual collectability of customer balances that can vary from the Company's estimation. At December 31, 2018, the Company has an allowance for doubtful accounts of $27,653 (2017 -

$82,042).

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(e)Approval of the consolidated financial statements

The consolidated financial statements of Kelso Technologies Inc. for year ended December 31, 2018 were approved and authorized for issue by the Board of Directors on March 19, 2019.

(f)New accounting standards issued but not yet effective

The standard listed below include only those which the Company reasonably expects may be applicable to the Company at a future date. The Company is currently assessing the impact of this future standard on the consolidated financial statements.

IFRS 16 Leases

This new standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both the lessee and the lessor. The new standard introduces a single lessee accounting model that requires the recognition of all assets and liabilities arising from a lease.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

2.BASIS OF PREPARATION (Continued)

(f)New accounting standards issued but not yet effective (Continued)

The main features of the new standard are as follows:

•An entity identifies as a lease a contract that conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

•A lessee recognizes an asset representing the right to use the leased asset, and a liability for its obligation to make lease payments. Exceptions are permitted for short- term leases and leases of low-value assets.

•A lease asset is initially measured at cost, and is then depreciated similarly to property, plant and equipment. A lease liability is initially measured at the present value of the unpaid lease payments.

•A lessee presents interest expense on a lease liability separately from depreciation of a lease asset in the statement of profit or loss and other comprehensive income.

•A lessor continues to classify its leases as operating leases or finance leases, and to account for them accordingly.

•A lessor provides enhanced disclosures about its risk exposure, particularly exposure to residual-value risk.

Applicable to the Company's annual period beginning January 1, 2019.

3.SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies.

(a)Inventory

Inventory components include raw materials and supplies used to assemble valves and manway covers, as well as finished valves and manway covers. All inventories are recorded at the lower of cost on a weighted average basis and net realizable value. The stated value of all inventories includes purchase and assembly costs of all raw materials and supplies, and attributable overhead and amortization. A regular review is undertaken to determine the extent of any provision for obsolescence.

(b)Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any. The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. A change in the expected useful life of the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

3.SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)Intangible assets (Continued)

The Company amortizes intangible assets with finite lives on a straight-line basis over their estimated useful lives as follows:

Patents - 5 years
Rights - 2 years

Amortization begins when the intangible asset is ready for use. Product and technology development costs, which meet the criteria for deferral and are expected to provide future economic benefits with reasonable certainty are deferred and amortized over the estimated life of the products or technology once commercialization commences.

(c)Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated amortization. Leasehold improvements and prototypes are amortized on a straight-line basis over the lease term and estimated useful life respectively. Amortization is calculated over the estimated useful life of the property, plant and equipment at the following annual rates:

Building	- 4% declining-balance
Production equipment	- 20% declining-balance
Vehicles	- 30% declining-balance
Leasehold improvements	- 5 year straight-line
Prototype	- 2 year straight-line

(d)Revenue recognition

The Company has adopted IFRS 15 Revenue from Contracts with Customers effective January 1, 2018 with retroactive application. IFRS 15 establishes a comprehensive model for entities to use in accounting for revenue which reflects the consideration to which the entity is entitled from the sale of goods or services to customers.

Revenues from the sale of pressure relief valves, manway securement systems and related products is recognised when all the performance obligations identified in the customer contract, typically consisting of a purchase order, are satisfied. The performance obligations in a typical purchase order are the manufacture of the pressure relief valve, manway securement system and related accessories and delivery of those items.

The adoption of IFRS 15 did not have any impact on the consolidated financial statements or opening balances.

(e)Impairment of long-lived assets

The Company's tangible and intangible assets are reviewed for any indication of impairment at each statement of financial position date. If indication of impairment exists, the asset's recoverable amount is estimated. An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflow from other assets or groups of assets.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

3.SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)Impairment of long-lived assets (Continued)

The recoverable amount is the greater of the asset's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the assets. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(f)Income taxes

(i)Current and deferred income taxes

Income tax expense, consisting of current and deferred tax expense, is recognized in the consolidated statements of operations. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income (loss) in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(ii)Texas margin tax

Effective January 1, 2007, the state of Texas enacted an annual franchise tax known as the Texas margin tax, which is equal to 1% of the lesser of: (a) 70% of a taxable entity's revenue; and (b) 100% of total revenue less, at the election of the taxpayer: (i) cost of goods sold; or (ii) compensation. A provision for the margin tax owing has been recorded in the consolidated statements of operations and comprehensive income (loss).

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

3.SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)Foreign currency translation

The accounts of foreign balances and transactions are translated into USD as follows:

(i)Monetary assets and liabilities, at the rate of exchange in effect at the consolidated statement of financial position date;

(ii)Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)Revenue and expense items (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange prevailing at the transaction date.

Gains and losses arising from translation of foreign currency are included in the determination of net income (loss).

(h)Earnings per share

The Company presents basic earnings per share data for its common shares, calculated by dividing the earnings attributable to common shareholders of the Company by the weighted average number of shares outstanding during the period. The Company uses the treasury stock method for calculating diluted earnings per share. Under this method the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti- dilutive.

(i)Share-based expense

The Company grants share options to acquire common shares of the Company to directors, officers, employees and consultants. The fair value of share-based expense to employees is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the vesting period for employees using the graded vesting method. Fair value of share-based expenses for non-employees is recognized and measured at the date the goods or services are received based on the fair value of the goods or services received. If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based expense is measured at the fair value of the equity instruments issued using the Black-Scholes option pricing model.

For both employees and non-employees, the fair value of share-based expense is recognized on the consolidated statements of operations and comprehensive income (loss), with a corresponding increase in reserves. The amount recognized as expense is adjusted to reflect the number of share options expected to vest. Consideration received on the exercise of stock options is recorded in capital stock and the related share-based expense in reserves is transferred to capital stock.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

3.SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)Capital stock

Proceeds from the exercise of stock options and warrants are recorded as capital stock in the amount for which the option or warrant enabled the holder to purchase a share in the Company. Any previously recorded share-based expense included in the share-based expenses reserve is transferred to capital stock on exercise of options. Capital stock issued for non-monetary consideration is valued at the closing market price at the date of issuance. The proceeds from the issuance of units are allocated between common shares and warrants based on the residual value method. Under this method, the proceeds are allocated first to capital stock based on the fair value of the common shares at the time the units are priced and any residual value is allocated to the warrants reserve. Consideration received for the exercise of warrants is recorded in capital stock, and any related amount recorded in warrants reserve is transferred to capital stock.

(k)Financial instruments

The Company has adopted IFRS 9 Financial Instruments ("IFRS 9") as of January 1, 2018. IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39"). IFRS 9 utilizes a revised model for the classification and measurement of financial instruments and a single, forward-looking "expected loss" impairment model. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, with the exception that for financial liabilities designated at fair value through profit or loss, the change in fair value that is attributable to changes in credit risk of that liability is presented in other comprehensive income (loss) instead of in statement of operations as previously applied. The adoption of IFRS 9 did not have any impact on the consolidated financial statements or opening balances.

The Company has classified its financial instruments as follows under IFRS 9 compared to the Company's previous accounting policy under IAS 39:

	IAS 39	IFRS 9
Financial Assets
Cash	Fair value through profit or loss ("FVTPL")	FVTPL
Accounts receivable	Loans and receivable at amortized cost	Amortized cost
Financial Liability
Accounts payable and accrued liabilities	Other financial liabilities at amortized cost	Amortized cost

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

3.SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)Financial instruments (Continued)

(i)Financial assets

Initial recognition and measurement

A financial asset is measured initially at fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue. On initial recognition, a financial asset is classified as measured at amortized cost or fair value through profit or loss. A financial asset is measured at amortized cost if it meets the conditions that i) the asset is held within a business model whose objective is to hold assets to collect contractual cash flows, ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, and iii) is not designated as fair value through profit or loss.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets measured at fair value through profit and loss are carried in the consolidated statements of financial position at fair value with changes in fair value therein, recognized in the consolidated statements of operations and comprehensive income (loss).

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment allowance, if:

•the asset is held within a business whose objective is to hold assets in order to collect contractual cash flows; and

•the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest.

(ii)Derecognition

A financial asset or, where applicable a part of a financial asset or part of a group of similar financial assets is derecognized when:

•the contractual rights to receive cash flows from the asset have expired; or

•the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a 'pass-through' arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

3.SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k) Financial instruments (Continued)

(iii)Financial liabilities

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires. Financial liabilities are classified as either financial liabilities at fair value through profit or loss or financial liabilities subsequently measured at amortized cost. All interest-related charges are reported in profit or loss within interest expense, if applicable.

(iv)Fair value hierarchy

The Company categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values. The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Financial assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data. Level 3 valuations are based on inputs that are not based on observable market data.

4.CAPITAL MANAGEMENT

The Company considers its capital to be comprised of shareholders' equity.

The Company's objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company's capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to the Company's approach to capital management during the year ended December 31, 2018. There are no externally imposed restrictions on the Company's capital.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

5.FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The carrying values of cash, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to their short term to maturity.

The Company has exposure to the following risks from its use of financial instruments:

•Credit risk;

•Liquidity risk; and

•Market risk.

(a)Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash are placed with major Canadian and US financial institutions and the Company's concentration of credit risk for cash and maximum exposure thereto is $1,246,244 (2017 - $411,223).

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to  date have been within management's expectations. The Company's credit risk with  respect to accounts receivable and maximum exposure thereto is $1,224,235 (2017 - $653,445). The Company's concentration of credit risk for accounts receivable with  respect to its significant customers is as follows: Customer A is $271,564 (2017 - $94,114), Customer B is $161,556 (2017 - $78,306) while Customer C is $Nil (2017 -

$150,000) related to expense recovery (Note 14). The Company has provided for an allowance for doubtful accounts amounting to $27,653 at December 31, 2018 (2017 - $82,042).

To reduce the credit risk of accounts receivable, the Company regularly reviews the collectability of the accounts receivable to ensure there is no indication that these amounts will not be fully recoverable.

(b)Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company's approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

At December 31, 2018, the Company has $1,246,244 (2017 - $411,223) of cash to settle current liabilities of $1,312,517 (2017 - $878,699) consisting of the following: trade accounts payable of $1,222,982 (2017 - $833,437) and due to related party balance of $89,535 (2017 - $45,262). All payables are due within a year.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

5.FINANCIAL INSTRUMENTS (Continued)

(c)Market risk

The significant market risks to which the Company is exposed are interest rate risk and currency risk.

(i)Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates. The Company is not exposed to significant interest rate risk.

(ii)Currency risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in Canadian dollars ("CAD"). The Company does not manage currency risk through hedging or other currency management tools.

As at December 31, 2018 and 2017, the Company had the following assets denominated in CAD (amounts presented in USD):

	December 31, 2018	December 31, 2017
Cash	$15,666	$15,882
Accounts receivable	46,979	32,976
Accounts payable	(210,555)	(80,000)
	$(147,910)	$(31,142)

Based on the above, assuming all other variables remain constant, a 14% (2018 - 14%) weakening or strengthening of the USD against the CAD would result in approximately $20,700 (2017 - $4,400) foreign exchange loss or gain in the consolidated statements of operations and comprehensive income (loss).

6.INVENTORY

	December 31, 2018	December 31, 2017
Finished goods	$230,315	$256,185
Raw materials and supplies	3,438,086	3,724,058
	$3,668,401	$3,980,243

Included in cost of goods sold is $5,974,854 (2017 - $3,376,123; 2016 - $4,642,761) of direct material costs recognized as expense.

Inventory write-off during the year was $26,031 (2017 - $668,383; 2016 - $Nil) of which $Nil (2017 - $470,654; 2016 - $Nil) is included in cost of goods sold and $26,031 (2017 - $197,729; 2016 - $Nil) is included in general and administrative expenses.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

7.PROPERTY, PLANT AND EQUIPMENT

			Leasehold	Production
Cost	Land	Building	Improvements	Equipment	Vehicles	Prototype	Total
Balance, December 31, 2016	$12,588	$2,955,901	$43,715	$809,982	$57,782	$-	$3,879,938
Additions	-	-	-	-	33,336	-	33,336
Disposition	-	-	-	-	(29,601)	-	(29,601)
Balance, December 31, 2017	$12,558	$2,955,901	$43,715	$809,982	$61,517	$-	$3,883,673
Additions	-	-	-	-	-	406,160	406,160
Disposition	-	-	-	-	(61,517)	-	(61,517)
Balance, December 31, 2018	$12,558	$2,955,901	$43,715	$809,982	$-	$406,160	$4,228,316
Accumulated Amortization
Balance, December 31, 2016	$-	$303,959	$30,228	$328,334	$22,925	$-	$685,446
Amortization	-	106,078	2,696	96,330	1,577	-	206,681
Balance, December 31, 2017	$-	$410,037	$32,924	$424,664	$24,502	$-	$892,127
Amortization	-	106,080	2,698	96,327	1,877	67,693	274,675
Disposition	-	-	-	-	(26,379)	-	(26,379)
Balance, December 31, 2018	$-	$516,117	$35,622	$520,991	$-	$67,693	$1,140,423
Carrying Value
December 31, 2017	$12,558	$2,545,864	$10,791	$385,318	$37,015	$-	$2,991,546
December 31, 2018	$12,558	$2,439,784	$8,093	$288,991	$-	$338,467	$3,087,893

Included in cost of goods sold is $179,645 (2017 - $186,892; 2016 - $230,002) of amortization related to property, plant and equipment.

Included in expenses is $21,435 (2017 - $9,528; 2016 - $Nil) of amortization related to property, plant and equipment.

Included in research is $67,693 (2017 - $Nil; 2016 - $Nil) of amortization related to property, plant and equipment.

Included in inventory is $5,902 (2017 - $10,261; 2016 - $8,337) of amortization related to property, plant and equipment.

8.INTANGIBLE ASSETS

			Product
			Development
Cost	Patent	Rights	Costs	Total
Balance, December 31, 2016	$40,840	$282,946	$-	$323,786
Additions	-	390,013	328,010	718,023
Balance, December 31, 2017	40,840	672,959	328,010	1,041,809
Impairment	-	-	(328,010)	(328,010)
Balance, December 31, 2018	$40,840	$672,959	$-	$713,799
Accumulated Amortization
Balance, December 31, 2016	$24,473	$65,000	$-	$89,473
Amortization	7,560	-	-	7,560
Balance, December 31, 2017	32,033	65,000	-	97,033
Amortization	8,807	-	-	8,807
Balance, December 31, 2018	$40,840	$65,000	$-	$105,840
Carrying Value
December 31, 2017	$8,807	$607,959	$328,010	$944,776
December 31, 2018	$-	$607,959	$-	$607,959

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

8.INTANGIBLE ASSETS (Continued)

During the year ended December 31, 2010, the Company entered into an agreement to acquire a patent related to their manway securement systems. The Company is obligated to pay a 5% royalty in accordance with the agreement (Note 14).

On November 10, 2016, the Company entered into a technology development agreement to acquire all intellectual property rights (the "Products") of G & J Technologies, Inc. (the "Vendor") for consideration of $217,946, consisting of $25,000 in cash and 250,000 common shares with a fair value of $192,946. The shares were issued during the year ended  December 31, 2017.

In addition, the Company will pay an additional $75,000 in cash and issue 750,000 common shares of the Company to the Vendor based on the following milestones:

•$25,000 cash and 250,000 common shares issuable on the filing of the first new patent application related to the Products (the Company paid the cash and issued the shares with a fair value of $208,486 during the year ended December 31, 2017);

•$25,000 cash and 250,000 common shares issuable on the successful completion of a commercially viable production prototype for the first Product (the Company accrued for the cash payment and shares to be issued with a fair value of $131,527 at December 31, 2017); the cash and shares were issued during the year ended December 31, 2018; and

•$25,000 cash and 250,000 common shares issuable on the completion of the sale of the first ten commercial vehicles incorporating the Products.

The Company is also required to pay a royalty to the Vendor of 2.5% of the net sales earned by the Company, to be paid within 30 days of the end of each calendar quarter. As at December 31, 2018 the Company has not earned any revenue from the sale of the Products. On November 10, 2016, the Vendor also entered into a consulting agreement with the Company for a fee of $10,000 per month.

During the year ended December 31, 2017, the Company incurred $328,010 (2016 - $Nil) of internal product development costs related to the construction of equipment which was recorded as deferred development costs at December 31, 2017. During the year ended December 31, 2018, as part of the testing phase, the equipment was destroyed and accordingly, management impaired the product development costs and recognized an impairment loss of $328,010.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

9.CAPITAL STOCK

Authorized:

Unlimited Class A non-cumulative, preferred shares without par value, of which 5,000,000 are designated Class A, convertible, voting, preferred shares. No preferred shares have been issued.

Unlimited common shares without par value.

Issued:

(a)Common shares

During the year ended December 31, 2018, the Company issued 250,000 shares with a fair value of $131,527 pursuant to achieving the third milestone of the technology development agreement (Note 8). These common shares were recorded as shares to be issued at December 31, 2017.

During the year ended December 31, 2018, the Company issued 8,334 common shares pursuant to the exercise of stock options for gross proceeds of $2,500. Fair value previously recognized on options exercised of $1,263 was reclassified from reserves to capital stock.

During the year ended December 31, 2017, the Company issued 250,000 common shares with a fair value of $192,946 pursuant to the technology development agreement (Note 8) and 250,000 shares with a fair value of $208,486 pursuant to achieving the second milestone of the technology development agreement (Note 8).

During the year ended December 31, 2016, the Company issued 340,000 common shares pursuant to the exercise of share purchase options for gross proceeds of $152,126. Fair value previously recognized on options exercised of $162,554 was reclassified from reserves to capital stock.

(b)Stock options

The Company has a stock option plan (the "Plan") available to employees, directors, officers and consultants with grants under the Plan approved from time to time by the Board of Directors. Under the Plan, the Company is authorized to issue options to purchase an aggregate of up to 10% of the Company's issued and outstanding common shares. Each option can be exercised to acquire one common share of the Company. The exercise price for an option granted under the Plan may not be less than the market price at the date of grant less a specified discount dependent on the market price.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

9.CAPITAL STOCK (Continued)

(b) Stock options (Continued)

Options to purchase common shares have been granted to directors, employees and consultants as follows:

Exercise		Year Ended				Year Ended
Price	Expiry	December 31,				December 31,
	Date	2017	Granted	Exercised	Expired	2018
$0.30(USD)	November 28, 2022	825,000	-	8,334	(66,666)	750,000
$0.90(USD)	July 6, 2022	50,000	-	-	-	50,000
$0.70(CAD)	October 7, 2019	28,571	-	-	-	28,571
$6.85(CAD)	November 14, 2019	100,000	-	-	-	100,000
$1.30(USD)	August 18, 2021	1,325,000	-	-	(150,000)	1,175,000
$0.50(USD)	August 20, 2023	-	750,000	-	-	750,000
$0.57(USD)	April 17, 2023	-	200,000	-	-	200,000
Total outstanding		2,328,571	950,000	(8,334)	(216,666)	3,053,571
Total exercisable		845,238				1,353,571

Exercise		Year Ended				Year Ended
Price	Expiry	December 31,				December 31,
	Date	2016	Granted	Exercised	Expired	2017
$1.45(USD)	March 31, 2017	670,000	-	-	(670,000)	-
$2.12(USD)	August 25, 2017	400,000	-	-	(400,000)	-
$0.70(CAD)	October 7, 2019	28,571	-	-	-	28,571
$6.85(CAD)	November 14, 2019	100,000	-	-	-	100,000
$1.30(USD)	August 18, 2021	1,325,000	-	-	-	1,325,000
$0.90(USD)	July 6, 2022	-	50,000	-	-	50,000
$0.30(USD)	November 28, 2022	-	825,000	-	-	825,000
Total outstanding		2,523,571	875,000	-	(1,070,000)	2,328,571
Total exercisable		1,198,571				845,238

A summary of the Company's stock options as at December 31, 2018 and 2017, and changes for the years then ended are as follows:

		Weighted
		Average Exercise
	Number	Price
Outstanding, December 31, 2016	2,523,571	$1.61
Granted	875,000	$0.33
Expired	(1,070,000)	$1.70
Outstanding, December 31, 2017	2,328,571	$1.11
Granted	950,000	$0.51
Exercised	(8,334)	$0.30
Expired	(216,666)	$0.99
Outstanding, December 31, 2018	3,053,571	$0.92

The weighted average contractual life for the remaining options at December 31, 2018 is

3.49 years (2017 - 4.01). The weighted average share price on the date of exercise for options exercised during the year ended December 31, 2018 was $0.64.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

9.CAPITAL STOCK (Continued)

(b) Stock options (Continued)

Share-based expense

Share-based expense of $403,548 (2017 - $469,187; 2016 - $285,745) was recognized in the year ended December 31, 2018 for stock options. The share-based expense relates to options granted during December 31, 2018, 2017 and 2016, which vest over time.

The fair value of stock options is determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended	Year ended	Year ended
	December 31, 2018	December 31, 2017	December 31, 2016
Risk-free interest rate (average)	2.15%	1.56%	0.58%
Estimated volatility (average)	66.56%	61.95%	64.76%
Expected life in years	5.00	5.00	4.18
Expected dividend yield	0.00%	0.00%	0.00%
Estimated forfeitures	0.00%	0.00%	0.00%
Grant date fair value per option	$0.29	$0.17	$0.63

Option pricing models require the use of highly subjective estimates and assumptions. The expected volatility assumption is based on the historical and implied volatility of the Company's common share price on the TSX. The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options' expected life. The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model.

10.RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in these consolidated financial statements are shown below. The remuneration of the Company's directors and other members of key management, being the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and the Executive Vice-President of Business Development who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following amounts:

	December 31,	December 31,	December 31,
	2018	2017	2016
Management compensation	$540,535	$544,014	$717,368
Management bonus*	70,035	-	-
Share-based expense**	262,261	264,172	160,854
Directors' fees	73,000	67,000	66,000
	$945,831	$875,186	$944,222

* The Company has management bonus agreements whereby 10%  of  the annual  income  before  taxes, amortization and share-based expense is equally distributed to management.

** Share-based expense consists of the key management portion of the fair value of options granted calculated using the Black-Scholes option pricing model and does not include any cash compensation.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

10.RELATED PARTY TRANSACTIONS (Continued)

As at December 31, 2018, amounts due to related parties included in accounts payable, which are unsecured and have no interest or specific terms of payments, of $89,535 (2017 - $45,262) consisting of $19,500 (2017 - $16,500) for directors' fees and $70,035 (2017 - $28,762) for management fees.

11.INCOME TAXES

During the 2015 fiscal year, a tax liability in the amount of $2,004,272 was recorded with respect to estimated US outstanding taxes payable. During the year ended December 31, 2016, new information was obtained indicating that there was a reduction of $1,170,105, therefore no income tax should be payable. The reversal of the tax provision has been accounted for as a change in tax estimate and has been adjusted prospectively as an income tax recovery during the year ended December 31, 2016. The amounts included in income tax payable represent penalties and interest.

The Company has approximately $6,160,000 in non-capital losses in the US that may be applied against future taxable income (expiring in 2032 or later).

The tax effected items that give rise to significant portions of deferred income tax assets and tax liabilities at December 31, 2018 and 2017 are as follows:

	December 31, 2018	December 31, 2017
Deferred income tax assets
Non-capital loss carry-forwards	$137,251	$372,616
Deferred income tax assets	$137,251	$372,616
Deficiency (excess) of carrying value over tax value of property, plant and equipment	$(112,422)	$(154,043)
Excess of carrying value over tax value of intangible assets	(24,829)	(218,573)
Deferred income tax liability	$(137,251)	$(372,616)
Net deferred tax asset (liability)	$-	$-

Significant unrecognized tax benefits and unused tax losses for which no deferred tax assets are recognized as of December 31, 2018 and 2017 are as follows:

	December 31, 2018	December 31, 2017
Excess of tax value over carrying value of mineral properties	$12,708	$13,807
Non-capital losses carried forward	4,660,241	4,126,977
Unrealized foreign exchange gain	-	115,642
Unrecognized deductible temporary differences	$4,672,949	$4,256,426

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

11.INCOME TAXES (Continued)

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 27.00% (2017 - $26.00%; 2016 - 26.00%) to income (loss) before income taxes as follows:

	December 31, 2018	December 31, 2017	December 31, 2016
Income (loss) before income taxes	$(56,711)	$(5,166,207)	$(3,454,778)
Statutory income tax rate	27.00%	26.00%	26.00%
Income tax (benefit) expense computed at statutory tax rate	(15,312)	(1,343,214)	(898,242)
Items not deductible for income tax purposes	77,417	(100,626)	114,580
Under/(over) provision of taxes in prior years	-	-	(824,607)
Change in timing differences	(80,965)	187,473	372,451
Impact on foreign exchange on tax assets and liabilities	(90,212)	117,313	162,359
Difference between Canadian and foreign taxes	3,403	(464,959)	(119,976)
Effect of change in tax rates	(42,564)	-	-
Unused tax losses and tax offsets not recognized	148,233	1,431,580	(414,825)
Income tax expense (recovery)	-	(172,433)	(1,608,260)
Penalties and interest included in income tax expense (recovery)	(290,818)	-	614,283
Texas margin tax and branch tax	39,654	22,137	4,791
Income tax expense (recovery)	$(251,164)	$(150,296)	$(989,186)

12.SUPPLEMENTAL CASH FLOW INFORMATION

	December 31,	December 31,	December 31,
	2018	2017	2016
Obligation to issue shares for acquisition of intangible asset	$-	$131,527	$192,946
Shares issued for intangible assets	$131,527	$401,432	$-
Intangible assets in accounts payable and accrued liabilities	$-	$25,000	$-
Property, plant and equipment in accounts payable and accrued liabilities	$34,402	$-	$-
Interest paid	$-	$-	$1,040
Income taxes paid (recovered)	$(3,907)	$-	$20,693

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

13.EARNINGS PER SHARE

The calculation of basic and diluted earnings (loss) per share for the relevant years is based on the following:

	December 31,	December 31,	December 31,
	2018	2017	2016
Net income (loss) for the year	$194,453	$(5,015,911)	$(2,465,592)
Basic weighted average number of common shares outstanding	47,117,369	46,848,053	46,215,861
Effect on dilutive securities:
Options	334,275	-	-
Diluted weighted average number of common shares outstanding	47,451,644	46,848,053	46,215,861
Basic income (loss) per share	$0.00	$(0.11)	$(0.05)
Diluted income (loss) per share	$0.00	$(0.11)	$(0.05)

14.SIGNIFICANT CUSTOMERS

The following table represents sales to individual customers exceeding 10% of the Company's annual revenues:

	December 31,	December 31,	December 31,
	2018	2017	2016
Customer A	$6,158,718	$2,934,404	$2,511,850
Customer B	$1,524,550	$896,965	$2,107,426

The customers are major US and Canadian corporations who have displayed a pattern of consistent timely payment of amounts owing from sales.

The Company is obligated to pay a 5% royalty from sales of their manway securement systems until 2023 in accordance with the original acquisition agreement. During the year ended December 31, 2018, there were revenues from sales of the manway securement systems totalling $13,301 (2017 - $183,337).

15.EMPLOYEE BENEFITS

Total employee benefit expenses, including salary and wages, management compensation, share-based expense and benefits for the year ended December 31, 2018 amounted to

$3,275,011 (2017 - $3,448,877; 2016 - $3,800,497).

16.SEGMENTED INFORMATION

The Company operates in two business segments with operations and long-term assets in the United States and Canada. The two business segments include the design, production and distribution of various proprietary products for the rail sector and active suspension control system for no road vehicles. At December 31, 2018, long term assets of $946,426 (2017 -

$1,044,771) relates to the active suspension control system located in Canada and $2,749,426 (2017 - $2,891,551) relates to the rail sector located in the United States. During the years ended December 31, 2018, 2017 and 2016 there was no revenue related to the active suspension control system.